Exhibit 4.7

                     AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

                                     between

                                 NANNACO, INC.,

                                       and

                               ANDREW DEVRIES, III

         This Amendment No. 1 to the Employment Agreement (the "AGREEMENT"), is dated September 30, 2003, by and among NANNACO, Inc., Texas corporation ("NANNACO"), and Andrew DeVries, III ("DeVries").

         WHEREAS, the parties to the Employment Agreement, attached hereto as Exhibit A (the "Employment Agreement"), desire to amend the Employment Agreement to provide that NANNACO has the option of granting DeVries stock bonuses in connection with him employment with NANNACO;

         NOW, THEREFORE, in consideration of the premises and the mutual and independent covenants hereinafter set forth, the parties hereto agree as follows:

Section 3. of the Employment Agreement is hereby deleted in its entirety and amended to read as follows:

"3. Compensation and Benefits.

         (a)      Compensation.

                  (1) In consideration of the services to be rendered under this Agreement, Employee shall receive a minimum salary in the total amount of Two Hundred Thousand Dollars ($200,000) per year, payable semi-monthly, pursuant to the procedures regularly established and as they may be amended by Employer during the Period of Employment. This compensation may be deferred at the option of Employee, and in such case, the salary shall accrue interest at prime plus 1%. The Employee has the option to convert any or all salary with accrued interest to Nannaco, Inc. stock restricted under Rule 144 at a conversion rate thirty percent (30%) off the average closing bid during the month prior to the month being compensated.

                  (2) In connection with the minimum salary in the total amount of Two Hundred Thousand Dollars ($200,000) per year, listed in section 3(1) above, the board of directors of Employer, in its sole discretion, shall be entitled to grant Employee, and Employee shall be entitled to receive, certain stock bonuses in such amount as the board of directors determines in reasonable.

                  (3) All compensation and comparable payments to be paid to Employee under this Agreement shall be less withholdings required by law.

         (b)      Benefits.

                  Employee shall be entitled to fringe benefits comparable to similarly situated executives, officers or directors, including paid annual tax preparation assistance. As Employee becomes eligible, he shall have the right to participate in and to receive benefits from all present and future benefit plans generally made available to similarly situated employees of Employer. The amount and extent of benefits to which Employee is entitled shall be governed by the specific benefit plans, as amended. Employee shall also be entitled to any benefits or compensation tied to termination as described in Section 4. No oral statement concerning benefits or compensation to which Employee is entitled shall alter in any way the term of this Agreement or its termination.

         (c)      Insurance and Indemnity.

                  Employer shall obtain for the benefit of Employee director's and officer's liability insurance coverage to protect Employee from personal liability to the fullest extent allowed by law for acts undertaken as an officer or director of Employer or an Affiliate. Furthermore, to the fullest extent allowed by law, Employer shall indemnify Employee for and hold Employee harmless from any and all claims or causes of action arising out of Employee's exercise of his duties as an employee, officer or director of Employer or an Affiliate."

Dated as of the date first written above.


NANNACO, INC.



---------------------------------------
Name: Mark Triesch
Title: Director



---------------------------------------
Name: Andrew DeVries
Title: President and C.E.O.


                                       2